                                                                      EXHIBIT 99
                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



       To the Members of
       New York - New York Hotel & Casino, LLC:

       We have audited the accompanying balance sheets of New York - New York Hotel & Casino, LLC (the "Company") as of December 31, 1998 and 1997, and the related statements of income, changes in members' equity, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York New York Hotel & Casino, LLC as of December 31, 1998 and 1997, and the results of its operations and cash flows for the three years then ended, in conformity with generally accepted accounting principles.



                                                             ARTHUR ANDERSEN LLP

       Las Vegas, Nevada
       January 25, 1999

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC
                                BALANCE SHEETS
                       As of December 31, 1998 and 1997
                            (Dollars in Thousands)

                                    ASSETS


                                                             1998        1997
                                                           ---------   ---------
Current assets:
  Cash and cash equivalents                                $  9,747    $  7,296
  Accounts receivable, net of allowance for
   doubtful accounts of $1,184 and $872, respectively         3,368       4,266
  Inventories                                                   559         460
  Prepaid expenses and other                                  4,567       5,999
                                                           --------    --------

     Total current assets                                    18,241      18,021
                                                           --------    --------

Property and equipment:
  Land                                                       63,342      63,223
  Building and improvements, furniture,
   fixtures and equipment                                   408,844     405,418
                                                           --------    --------

                                                            472,186     468,641
  Accumulated depreciation and amortization                 (43,163)    (21,768)
                                                           --------    --------

                                                            429,023     446,873

Other assets                                                  4,232       5,358
                                                           --------    --------

  Total assets                                             $451,496    $470,252
                                                           ========    ========


  The accompanying notes are an integral part of these financial statements.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC
                                BALANCE SHEETS
                       As of December 31, 1998 and 1997
                            (Dollars in Thousands)

                        LIABILITIES AND MEMBERS' EQUITY


                                                  1998        1997
                                                ---------   ---------
Current liabilities:
  Swing line loan                               $  1,000    $  5,600
  Current portion of long-term debt                3,048      11,273
  Current portion of capital lease                   193         179
  Accounts payable                                 1,024       1,314
  Retention payable                                  322         318
  Accrued expenses                                21,372      21,815
                                                --------    --------

     Total current liabilities                    26,959      40,499

Long-term capital lease                              502         718
Long-term debt                                   188,859     245,685
                                                --------    --------

     Total liabilities                           216,320     286,902
                                                --------    --------

Members' equity:
  Members' contributions                         141,400     141,400
  Members' distributions                         (38,560)    (30,320)
  Retained earnings                              132,336      72,270
                                                --------    --------

     Total members' equity                       235,176     183,350
                                                --------    --------

     Total liabilities and members' equity      $451,496    $470,252
                                                ========    ========



  The accompanying notes are an integral part of these financial statements.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC
                             STATEMENTS OF INCOME
             For The Years Ended December 31, 1998, 1997 and 1996
                            (Dollars in Thousands)



                                             1998        1997        1996
                                           ---------   ---------   ---------
Revenues:
  Casino                                   $117,535    $143,953    $      -
  Hotel                                      61,559      69,400           -
  Beverage                                   12,675      13,983           -
  Roller Coaster                             11,781       9,910           -
  Retail and other                           26,092      28,058         345
                                           --------    --------    --------

                                            229,642     265,304         345
  Less:  promotional allowances             (10,535)    (10,051)          -
                                           --------    --------    --------

  Net revenues                              219,107     255,253         345
                                           --------    --------    --------

Costs and expenses:
  Casino                                     49,437      51,710           -
  Hotel                                      21,852      23,852           -
  Beverage                                    4,279       4,719           -
  Roller Coaster                              2,413       2,079           -
  Retail and other                            5,475       6,072         413
  Selling, general and administrative        21,670      24,691           -
  Property costs                             12,877      12,410           -
  Depreciation and amortization              23,391      22,289           -
  Loss on disposal of equipment               1,085           -           -
  Pre-opening expenses                            -           -      15,762
                                           --------    --------    --------

Total costs and expenses                    142,479     147,822      16,175
                                           --------    --------    --------

Operating income (loss)                      76,628     107,431     (15,830)

Interest income (expense), net              (16,562)    (19,425)        147
                                           --------    --------    --------

Net income (loss)                          $ 60,066    $ 88,006    $(15,683)
                                           ========    ========    ========


  The accompanying notes are an integral part of these financial statements.

                       NEW YORK - NEW YORK HOTEL & CASINO
                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)


                                    MGM          PRMA LAS
                                GRAND, INC.    VEGAS, INC.      TOTAL
                                ------------   ------------   ---------

BALANCE, DECEMBER 31, 1995         $ 41,173       $ 41,174    $ 82,347

  MEMBERS' CONTRIBUTIONS             22,500         22,500      45,000
  NET LOSS                           (7,841)        (7,842)    (15,683)
                                   --------       --------    --------

BALANCE, DECEMBER 31, 1996           55,832         55,832     111,664
                                   --------       --------    --------

  MEMBERS' CONTRIBUTIONS              7,000          7,000      14,000
  MEMBERS' DISTRIBUTIONS            (15,160)       (15,160)    (30,320)
  NET INCOME                         44,003         44,003      88,006
                                   --------       --------    --------

BALANCE, DECEMBER 31, 1997           91,675         91,675     183,350
                                   --------       --------    --------

  MEMBERS' DISTRIBUTIONS             (4,120)        (4,120)     (8,240)
  NET INCOME                         30,033         30,033      60,066
                                   --------       --------    --------

BALANCE, DECEMBER 31, 1998         $117,588       $117,588    $235,176
                                   ========       ========    ========


  The accompanying notes are an integral part of these financial statements.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC
                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                            (DOLLARS IN THOUSANDS)


                                                               1998       1997         1996
                                                             --------   ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET INCOME/(LOSS)                                          $60,066    $ 88,006    $ (15,683)
  ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
    TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
    DEPRECIATION AND AMORTIZATION                             23,391      22,289            -
    LOSS ON DISPOSAL OF ASSETS                                 1,085           -            -
    AMORTIZATION OF DEBT ISSUANCE COSTS                            -         384            -
    ALLOWANCE FOR DOUBTFUL ACCOUNTS                             (312)       (872)           -
    PRE-OPENING EXPENSES                                           -           -       15,762
    CHANGE IN CURRENT ASSETS AND LIABILITIES
     DUE TO OPERATING ACTIVITIES:
      DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE               1,210      (3,024)        (340)
      INCREASE IN INVENTORIES                                    (99)       (110)        (304)
      DECREASE (INCREASE) IN PREPAID EXPENSES AND OTHER        1,432      (1,902)      (4,097)
      INCREASE (DECREASE) IN ACCOUNTS PAYABLE                   (290)    (11,369)      12,496
      INCREASE (DECREASE) IN ACCRUED EXPENSES                   (443)      2,293       18,257
                                                             -------    --------    ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES                     86,040      95,695       26,091
                                                             -------    --------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  PURCHASES OF LAND, BUILDING AND IMPROVEMENTS,
  FURNITURE, FIXTURES AND EQUIPMENT                           (5,589)    (52,367)    (262,211)
  (DECREASE) INCREASE IN RETENTION PAYABLES                        4     (12,625)      (2,365)
  DECREASE (INCREASE) IN RESTRICTED CASH                           -      10,868      (10,868)
  INCREASE IN OTHER ASSETS                                      (371)     (2,012)      (1,070)
  PRE-OPENING EXPENSES                                             -           -      (14,976)
                                                             -------    --------    ---------

NET CASH USED IN INVESTING ACTIVITIES                         (5,956)    (56,136)    (291,490)
                                                             -------    --------    ---------


  The accompanying notes are an integral part of these financial statements.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC
                           STATEMENTS OF CASH FLOWS
             For The Years Ended December 31, 1998, 1997 and 1996
                            (Dollars in Thousands)



                                                              1998        1997        1996
                                                            ---------   ---------   --------

Cash flows from financing activities:
  Decrease in deferred financing fees, net                       460         499           -
  Proceeds from issuance of long-term debt                         -      25,600     225,999
  Members' contributions                                           -      14,000      45,000
  Members' distributions                                      (8,240)    (30,320)          -
  Principal payments of long-term debt                       (69,853)    (48,146)          -
                                                            --------    --------    --------

Net cash provided by (used in) financing activities          (77,633)    (38,367)    270,999
                                                            --------    --------    --------

Net increase in cash and cash equivalents                      2,451       1,192       5,600
Cash and cash equivalents, beginning of year                   7,296       6,104         504
                                                            --------    --------    --------

Cash and cash equivalents, end of year                      $  9,747    $  7,296    $  6,104
                                                            ========    ========    ========

Supplemental disclosures:

Cash paid for interest, net of capitalized interest         $ 17,100    $ 19,988    $      -
                                                            ========    ========    ========

Capital lease for equipment                                 $      -    $      -    $  1,001
                                                            ========    ========    ========


  The accompanying notes are an integral part of these financial statements.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

                         NOTES TO FINANCIAL STATEMENTS



1.  Organization and Basis of Presentation

     MGM Grand, Inc. ("MGM"), a Delaware corporation, and PRMA Las Vegas, Inc. ("Primadonna"), a Nevada corporation, entered into an operating agreement (the "Agreement") dated December 23, 1994 (inception) to establish New York-New York Hotel & Casino, LLC, a Nevada limited liability company (the "Company"), which developed and operates the New York-New York Hotel & Casino (the "Hotel-Casino") located at the intersection of Las Vegas Blvd. South and Tropicana Avenue. The Agreement will expire on December 23, 2024.

     New York-New York Hotel & Casino opened to the public January 3, 1997, at an approximate cost of $460,000,000. MGM contributed, to the Company, land with a fair market value of $41,200,000 to comprise its total initial equity investment. Primadonna contributed to the Company theme rights with a fair market value of $1,200,000 and cash of $40,000,000 for a total initial equity investment of $41,200,000. Each member contributed cash of $22,500,000 and $7,000,000 during fiscal years 1996 and 1997, respectively. Each member has a 50% ownership interest in the Company.

     Profits and losses, quarterly net cash flow payments, and additional capital contributions are allocated to each member at their 50% ownership interest. MGM and Primadonna are not responsible for debts or obligations of the Company, except as it relates to the $225,000,000 Construction/Revolving Loan (the "Bank Credit Facility") (see Note 7).

2.  Summary of Significant Accounting Policies

    a)    Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    b)    Cash and Cash Equivalents

          Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less. Such investments are carried at cost, which approximates market value.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

    c)    Casino Revenues and Promotional Allowances

          Casino revenue is the aggregate of gaming wins and losses. The retail value of beverage, hotel rooms and other goods and services provided to customers without charge is included in gross revenues, and then deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances is included in casino costs and expenses as follows (in thousands):



                                       Year Ended December 31,
                                       ----------------------

                                 1998              1997             1996
                                 ----              ----             ----
Beverage                     $  3,668          $  4,367        $       -
Hotel                           1,727             1,001                -
Other                              86               197                -
                             --------          --------        ---------

                             $  5,481          $  5,565        $       -
                             ========          ========        =========

      a)  Inventories

          Inventories are valued at the lower of cost or market as determined on the first-in, first-out method. Inventories consist primarily of beverage and retail products.

      b)  Property and Equipment

          Property and equipment are recorded at cost. Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

          Buildings and improvements                     10 to 40 years
          Furniture, fixtures and equipment              3 to 12 years

          Normal repairs and maintenance are charged to expense when incurred. Expenditures which materially extend the useful life of assets are capitalized.

      c)  Capitalized Interest

          The Company capitalizes interest cost associated with debt incurred during active construction and development as well as in connection with major renovation projects. Interest was not capitalized for the years ended December 31, 1998 and 1997.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

    d)    Pre-Opening Expenses

          Pre-opening expenses include direct incremental project salaries and other expenses incurred during the pre-opening phase of the project. All pre-opening costs directly related to gaming and hotel operations are capitalized as incurred and charged to expense in the period the project is ready for its intended use.

    e)    Income Taxes

          The Company is not subject to income taxes. Therefore, no provision for income taxes has been made as the members include their respective shares of the Company's income or loss in their individual income tax returns.

    f)    Valuation of Land

          The land contributed by MGM has been included in property and equipment at a value of $41,200,000 (see Note 1). This amount exceeds MGM's original cost basis and represents the valuation which has been agreed upon by the members.

    g)    Reclassifications

          Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

3.   Prepaid Expenses and Other

     Prepaid expenses and other at December 31, 1998 and 1997 consist of the following (in thousands):


                                      1998     1997
                                     ------   ------
     Prepaid taxes and licenses      $2,567   $2,885
     Deposits                           317      148
     Other                            1,683    2,966
                                     ------   ------

                                     $4,567   $5,999
                                     ======   ======

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

4.   Other Assets

     Other assets at December 31, 1998 and 1997 consist of the following (in thousands):

                                     1998       1997
                                   --------   --------
     Deferred financing fees       $ 2,485    $ 2,485
     Intangible assets               2,357      2,290
     Organization costs                614        614
     Cost of chips and tokens        1,272        988
                                   -------    -------

     Subtotal                        6,728      6,377
     Less:  amortization            (2,496)    (1,019)
                                   -------    -------

                                   $ 4,232    $ 5,358
                                   =======    =======

     Deferred financing fees relate to the Company's long-term debt facility being amortized to interest expense on a straight-line basis over the period of the loan.

     Intangible assets represent certain rights related to the "New York Theme," contributed by Primadonna, in accordance with the Agreement. This amount is being amortized over the life of the Agreement (30 years).

     Organization costs consist primarily of professional and legal fees incurred to establish the Company, and obtain requisite gaming licenses. These costs are being amortized over 5 years.

     Chips and tokens consist of the cost of purchasing the gaming chips and tokens used in the Hotel-Casino. These costs are being amortized over 3 years.

5.   Accrued Expenses

     Accrued expenses at December 31, 1998 and 1997 consist of the following (in thousands):

                                       1998      1997
                                      -------   -------
     Accrued interest                 $ 1,331   $ 1,809
     Advance deposits                   3,993     3,393
     Accrued accounts payable             444       385
     Accrued payroll and related        5,130     6,791
     Accrued gaming liability           3,220     3,290
     Accrued taxes                      1,898     1,866
     Other accruals                     5,356     4,281
                                      -------   -------

                                      $21,372   $21,815
                                      =======   =======

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

6.   Swing Line Loan

     The Company has a Swing Line Credit Facility (the "Swing Line") with a bank, bearing interest rates based on the prime rate plus between zero and 1.00% depending on the Guarantor Funded Debt Ratio (as defined). Interest on the Swing Line ranged from 7.5% to 8.5% during 1998. This loan is payable on demand or with a maturity date of March 31, 2002.

     At December 31, 1998 and 1997, $1,000,000 and $5,600,000, respectively, were outstanding against the Swing Line. The Swing Line allows for the issuance of letters of credit of up to $20,000,000 and the issuance of swing line loans of up to $10,000,000. As of December 31, 1998, other than those noted above, the Company has not issued any letters of credit nor has it received advances on the Swing Line.

7.   Long-Term Debt

     Long-term debt at December 31, 1998 and 1997 consists of the following (in thousands):

                                                                                 1998                  1997
                                                                                ------                ------
     Amount due under Master Security Agreement for Equipment financing.
     Interest rate based on LIBOR plus 1.88%.  Interest ranged from 7.10%
     to 7.85% during the year.  Repayable in 58 monthly installments of
     $254,000.                                                                 $ 14,407              $ 17,458

     Amount due under Bank Credit Facility at floating interest rates based on LIBOR plus between .75% to 2.00% depending on the Guarantor Funded
     Debt Ratio as defined.  Interest on the Bank Credit Facility ranged from 6.32% to 7.19% during 1998. The Bank Credit Facility matures on
     March 31, 2002.                                                           $177,500              $239,500
                                                                               --------              --------

                                                                                191,907               256,958
     Less  current portion of long-term debt                                     (3,048)              (11,273)
                                                                               --------              --------

     Total long-term debt                                                      $188,859              $245,685
                                                                               ========              ========

     On September 15, 1995, the Company entered into a secured limited recourse financing agreement for a $225,000,000 Construction/Revolving Loan (the "Bank Credit Facility") with a consortium of banks, led by Bank of America. On September 26, 1996, the Bank Credit Facility was amended to increase the commitment to $285,000,000. The Bank Credit Facility was a non-revolving construction line of credit, which converted to a 5 year reducing revolver upon the commencement of operations of the Hotel-Casino on January 3, 1997. Interest on the Bank Credit Facility is variable based on a formula defined in the Bank Credit Facility agreement.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

7.   Long-Term Debt, continued

     An initial payment of $20,000,000 was due on March 31, 1998 which was the Initial Reduction Date. Thereafter, quarterly installments were due of $9,375,000 for the next four quarters; $11,250,000 for the next eight quarters; $12,500,000 for the next three quarters; and the balance maturing four years after the Initial Reduction Date. Additional principal payments were due one year after operations commence based on 50% of Available Cash Flow.

     On October 8, 1998, the Bank Credit Facility was amended to reduce the commitment to $210,000,000; and to eliminate required quarterly installments. The Bank Credit Facility matures on March 31, 2002. The Bank Credit Facility is secured by substantially all of the assets of the Company.

     The Company incurred commitment fees on a quarterly basis on the unused portion of the Bank Credit Facility at 0.375%. Commitment fees incurred during the years ended December 31, 1998, 1997 and 1996 were $210,000, $51,000 and $284,000, respectively.

     The Bank Credit Facility contains various restrictive covenants including the maintenance of certain financial ratios and limitations of additional debt, distributions, disposition of property, mergers and similar transactions. The Company is in compliance with these covenants at December 31, 1998.

     As a condition of the Bank Credit Facility, MGM and Primadonna (collectively, the "Guarantors") guaranteed completion of the Hotel-Casino and, in addition, entered into a "Keep Well" agreement whereby, if the Company fails to be in compliance with any of the financial ratio covenants (as defined), the Guarantors shall contribute Acceptable Cash Equity (as defined) to the Company.

     On January 21, 1997, the Company entered into a $20,000,000 Master Security Agreement for equipment financing with a financial institution (the "Note"). The Note is payable in 58 monthly installments of $254,000 and one final installment of $5,000,000. The Note contains a Contract Rate of interest equal to the sum of (a) one and 88/100 percent (1.88%) per annum, plus (b) a variable annum interest rate which shall be equal to the one month LIBOR rate. The Company has the option to convert to a fixed rate, based on the Treasury Rate, for the remaining length of time on the Note, plus one and 88/100 percent (1.88%) per annum.

     Interest payable at December 31, 1998 and 1997 was approximately $1,331,000 and $1,809,000, respectively, and is included in accrued expenses in the accompanying balance sheets.

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

7.   Long-Term Debt, continued

     Scheduled maturities of long-term debt are as follows as of December 31, 1998 (in thousands):

                     1999                              3,048
                     2000                              3,048
                     2001                              3,048
                     2002                            182,763
                     2003                                  -
                     Thereafter                            -
                                                     -------
                                                    $191,907
                                                    --------


8.   Capital Lease

     In December, 1996, the Company entered into a five-year master equipment lease agreement to purchase various powered supply carts with an approximate fair market value of $1,001,000 at an interest rate of 7.46%. The future minimum lease payments by year under the lease, together with the present value of the lease payments, consisted of the following at December 31, 1998 (in thousands):

                       1999                               $ 240
                       2000                                 240
                       2001                                 241
                       2002                                   -
                       Thereafter                             -
                                                           ----
     Minimum lease payments                                 721
     Less: amounts representing interest                    (26)
                                                          -----
     Present value of minimum lease payments              $ 695
                                                          =====

9.   Minimum Lease Income

     The Company has entered into a number of operating leases in relation to food and beverage and retail outlets. The future minimum lease income under these leases consisted of the following at December 31, 1998 (in thousands):

                      1999                               6,974
                      2000                               6,974
                      2001                               6,974
                      2002                               6,974
                      2003                               6,964
                      Thereafter                        32,758
                                                       -------
                      Total                            $67,618
                                                       =======

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

10.  Related Party Transactions

     During the years ended December 31, 1998, 1997 and 1996, the Company engaged in certain transactions with MGM and Primadonna.

     In 1996, the Company has reimbursed expenses related to construction and pre-opening expenses paid for by MGM and Primadonna. These reimbursed expenses approximated $96,000 and $1,544,000 for MGM and Primadonna, respectively. Included in these amounts are interest paid of $4,000 to Primadonna for 1996.

     During the year ended December 31, 1997 the Company purchased services valued at $346,000 and $98,000 from MGM and Primadonna, respectively. At December 31, 1997, $9,000 and $1,000 was payable to MGM and Primadonna, respectively. In addition, services were provided by the Company valued at $483,000 and $8,000 to MGM and Primadonna, respectively. At December 31, 1997 balances of $35,000 and $1,000 were receivable from MGM and Primadonna, respectively.

     During the year ended December 31, 1998 the Company purchased services valued at $163,000 and $19,000 from MGM and Primadonna, respectively. At December 31, 1998, $2,000 and $0 was payable to MGM and Primadonna, respectively. In addition, services were provided by the Company valued at $418,000 and $50,000 to MGM and Primadonna, respectively. At December 31, 1998 balances of $9,000 and $1,000 were receivable from MGM and Primadonna, respectively.

11.  Commitments and Contingencies

     Litigation

     The Company is party to various litigation arising in the normal course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material effect on the financial position or the results of operations of the Company.

     Long Term Incentive Plan

     During 1997, the Company adopted a long-term incentive plan for senior executives of the Company. The plan is based on performance to motivate management to remain with the Company over the long term. The plan rewards performance over and above a predetermined level of earnings before interest, taxes and depreciation and amortization ("EBITDA") as defined, and established by the compensation committee. A total of $910,000 was charged to expense under the plan during 1997.

     In 1998, the $910,000 accrual was reversed as the Company's cumulative EBITDA fell below the predetermined level.

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

                    NEW YORK - NEW YORK HOTEL & CASINO, LLC

                   NOTES TO FINANCIAL STATEMENTS, Continued


12.  Subsequent Event

     During December 1998, MGM and Primadonna Resorts, Inc. entered into a definitive merger agreement whereby MGM would acquire Primadonna Resorts, Inc. in an all stock transaction plus the assumption of debt. The terms of the merger provided for Primadonna Resorts, Inc. stockholders to receive
     0.33 shares of MGM's common stock for approximately 9.5 million shares of MGM's common stock.

     On March 1, 1999 the merger with Primadonna Resorts, Inc. was completed making Primadonna Resorts, Inc. a wholly-owned subsidiary of MGM. On March 1, 1999, MGM assumed approximately $315 million of long term debt related to the Primadonna Resorts, Inc. acquisition, which includes Primadonna Resorts, Inc.'s 50% share of NYNY LLC's long-term debt.





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